UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  SFS Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

633 Roger St, Suite 106

Downers Grove, Illinois 60515

Telephone Number (including area code): (630) 828-3520

Name and address of agent for service of process:

Capitol Services, Inc.

1675 South State Street, Suite B

Kent County, Dover, Delaware 19901

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.  Filing of this Form is mandatory.  Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration.  The information collected on Form N-8A is publicly available.  The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles.  Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Downers Grove in the State of Illinois on August 4, 2020.

Signature:	/s/ Nilesh Sudrania

By:	Nilesh Sudrania, Initial Trustee

Attest:	/s/ John H. Lively
By:	John H. Lively
Title:	Secretary